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                             January 20, 2022

       Sumitaka Yamamoto
       Chief Executive Officer
       HeartCore Enterprises, Inc.
       1-2-33, Higashigotanda, Shinagawa-ku
       Tokyo, Japan

                                                        Re: HeartCore
Enterprises, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 3,
2022
                                                            File No. 333-261984

       Dear Mr. Yamamoto:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2021 letter.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response to our prior comment 3. Given that your auditor is relying upon support offices in the
People   s Republic of China, disclose in the summary and in a risk factor that trading in
your securities may be prohibited under the Holding Foreign
                                                        Companies Accountable
Act if the PCAOB determines that it cannot inspect or fully
                                                        investigate your
auditor, and that as a result an exchange may determine to delist your securities. Also,
disclose that the United States Senate passed the Accelerating Holding
                                                        Foreign Companies
Accountable Act, which, if enacted, would decrease the number of non-inspection years
from three years to two, thus reducing the time period before your securities may be
prohibited from trading or delisted.
 Sumitaka Yamamoto
FirstName  LastNameSumitaka   Yamamoto
HeartCore Enterprises, Inc.
Comapany
January 20,NameHeartCore
            2022            Enterprises, Inc.
January
Page 2 20, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations
Our Ability to Manage and Retain Customer Renewals, page 64

2. We note the additional disclosure in response to prior comment 7. Please disclose your most recent net retention rate as of September 30, 2021. Also, please tell us whether the net retention rate was 52% and 75% as of December 31, 2020 and 2019, respectively, per your disclosures on page 8 and 93 or as of December 31, 2019 and 2020, respectively, as noted from your disclosures on pages 18 and 106, and correct the discrepancies in your disclosures accordingly. In addition, revise your discussion to address the underlying factors contributing to the changes in net retention rate between the periods. Discuss and analyze whether these factors represent any known material trends or uncertainties.
         Address how former paying customers now utilizing the free version of your CXM
         Platform has impacted, or is expected to impact, your net retention rate. Finally, please address the difference between the net retention rate disclosed here and the retention rates disclosed in your discussion of the changes in revenue from maintenance and support services on page 66 and 71.
Description of Business
Customers, page 96

3. We note your response to prior comment 11. Please revise to disclose the objective criteria you used to determine which customers to highlight and whether any other customers satisfy those criteria. Additionally, please summarize the terms of any material agreements the company has with these customers and consider filing the agreements as exhibits.
Consolidated Statements of Cash Flows, page F-6

4.       We note from your response to prior comment 12 and your disclosure in
Note 5 that the
         advance to related parties classified as investing activities represents funds advanced to
         your CEO to pay off the Company   s expenses. It appears that these
cash outflows should
         be classified as operating activities per ASC 230-10-45-17(b). Please revise, accordingly.
Notes to Consolidated Financial Statements
Note 14 - Subsequent Events, page F-22

5. You indicate that, on August 10, 2021, you entered into a stock purchase agreement, pursuant to which you agreed to purchase the 278 shares of HeartCore Japan held by
         Dentsu Digital on the earlier of the (i) the date the SEC declares effective a registration statement on Form S-1, for a firm commitment underwritten initial public offering of common shares, filed by the Company with the SEC or (ii) December 20, 2022. As this appears to be a mandatorily redeemable financial instrument, please revise the classification and measurement of noncontrolling interest on your balance sheet as of
         September 30, 2021. Refer to ASC 480-10-25-4 and 30-1.
 Sumitaka Yamamoto
HeartCore Enterprises, Inc.
January 20, 2022
Page 3

       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                          Sincerely,
FirstName LastNameSumitaka Yamamoto
                                                          Division of
Corporation Finance
Comapany NameHeartCore Enterprises, Inc.
                                                          Office of Technology
January 20, 2022 Page 3
cc:       Laura Anthony
FirstName LastName